UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                      SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                    (Amendment No.    )
                  ----------------------

                ALFA International Corp.
                ------------------------
                  (Name of Issuer)

                    Common Stock
           ---------------------------------
            (Title of Class of Securities)

                    015389-30-7
                  ----------------
                  (CUSIP Number)


Robert F. Peacock, Allt Laes Farm, Cnepyn Lane,Peterston-Super-Ely,
     Cardiff  CF5 6NE,  United Kingdom.  Tel: 011-44-1446-760860
----------------------------------------------------------------
(Name, Address and Telephone  Number of Person Authorized to
       Receive Notices and Communications)


                    October 4, 1997
-----------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of Securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

SCHEDULE 13D





CUSIP No.  015389-30-7                      Page  2  of   5 Pages
         ---------------                          ---------------


| 1 | NAME OF REPORTING PERSON               Robert F. Peacock  |
|   | S.S. OR I.R.S. IDENTIFICATION           N/A               |
|   |    NO. OF ABOVE PERSON                 Citizen of U.K.    |

| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   a)[  ] |
|   |                                                    b)[  ] |
| 3 | SEC USE ONLY                                              |
| 4 | SOURCE OF FUNDS                                   PF      |

| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           |
|   |    REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)         [  ]  |

| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION       United Kingdom |

NUMBER OF    | 7 | SOLE VOTING POWER            2,900,000 *     |
 SHARES      --------------------------------------------------
BENEFICIALLY | 8 | SHARED VOTING POWER                          |
 OWNED BY    --------------------------------------------------
   EACH      | 9 | SOLE DISPOSITIVE POWER       2,900,000 *     |
REPORTING    --------------------------------------------------
  PERSON     |10 | SHARED DISPOSITIVE POWER                     |
   WITH      |   |                                              |


| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   |

|    |   EACH REPORTING PERSON                  2,900,000 *     |

| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN                     |
|    |   ROW (11) EXCLUDES CERTAIN SHARES                  [  ] |
|    |                                          See Item 5      |

| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT                   |
|    |   IN ROW (11)                            52.7%           |

| 14 | TYPE OF REPORTING PERSON                 IN              |


*Does not include 1,450,000 shares underlying currently exercisable warrants. Such warrants are exercisable at warrant price of one dollar ($1.00) per share.

Schedule 13D                                      Page 3 of 5 pages

     Item 1.             Security and Issuer

                         Security:

                         $.01 par value common stock (the "Common
                         Stock) of ALFA International Corp.(the
                         "Issuer").

                         Name and Address of Principal
                         Executive Offices of Issuer:

                         ALFA International Corp.
                         50 South Buckhout Street
                         Irvington-On-Hudson
                         New York  10533

     Item 2.             Identity and Background

              (a)       Name:
                        Robert F. Peacock ("Peacock")

              (b)       Residence Address:
                        Allt Laes Farm
                        Cnepyn Lane
                        Peterston-Super-Ely
                        Cardiff  CF5 6NE
                        United Kingdom

              (c)       Present Principal Employment:
                        Private Investor. Director and retired
                        Chief Executive Officer of the Peacock
                        Stores, a chain of 250 retail stores
                        located in the United Kingdom.

              (d)       Conviction in Criminal Proceedings:
                        None

              (e)       Securities Laws Violations:
                        None

              (f)       Citizenship:
                        United Kingdom

     Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to a private placement of the Issuer's securities ("Private Placement") conducted in reliance upon the exemption provided by Regulation D of the Securities Act of 1933, as amended (the "Act"), Peacock purchased fifty-eight units ("Units") of the Issuer's securities. Each Unit consisted of 50,000 shares of Common Stock and 25,000 Common Stock purchase warrants ("Warrants").

 Schedule 13D                                     Page 4 of 5 pages




Each Warrant is exercisable for the purchase of one share of Common Stock at an exercise price of one dollar per share. Peacock, therefore, presently owns 2,900,000 shares of Common Stock and 1,450,000 Warrants.


     Item 4.    Purpose of Transaction:

          Peacock acquired and holds the Common Stock and Warrants for the intention and purpose of becoming a substantial equity investor in the Issuer.

         (a) Peacock owns 1,450,000 warrants which are currently exercisable at one dollar ($1.00) per share. Such
             Warrants may be exercised from time to time, or at any time, at Peacock's sole discretion.

             Except as set forth above, Peacock has no plans or proposals of the kind described in clauses (a) through
             (j) of Item 4 of Schedule 13D.


     Item 5. (a) Interest in Securities of the Issuer:

                              Aggregate No.       Percentage of
                              of Shares of        Issuer's Common
     Name                     Common Stock        Stock Outstanding

     Robert F. Peacock          2,900,000 <F1>           52.7% <F2>

     <F1> Does not include 1,450,000 shares purchasable pursuant to the Warrants referred to in Item 3.

     <F2> Based on 5,568,898 shares of Common Stock outstanding as of the date hereof.

             (b) Peacock has sole power to vote or direct the vote
                 and sole power to dispose or to direct the disposition of all shares identified in Item 5(a) above.

             (c) Other than the acquisition of shares of Common
                 Stock and the acquisition of the Warrants in connection with the Private Placement described in Item 3 hereof, Peacock has not engaged in any transaction in the Common Stock in the past 60 days.

Schedule 13D                                  Page 5 of 5 pages



                         (d)  None

                         (e)  Not Applicable


     Item 6.             Contracts, Arrangements, Understandings
                         or Relationships with respect to
                         Securities of the Issuer:


           Other than the subscription agreement and the investor questionnaire executed and delivered by Peacock pursuant to the Private Placement, there are no contracts, arrangements, understandings or relationships among Peacock and any person with respect to any securities of the Issuer.



     Item 7.             Exhibits:

     1. The Subscription Agreement






Signature


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 5, 1997


  Signature


  /s/ Robert F. Peacock


  Robert F. Peacock
  Name